[Brookdale Senior Living Letterhead]

January 28, 2008

Via EDGAR & U.S. Mail

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc.
Definitive Schedule 14A
Filed April 27, 2007

Dear Ms. Krebs:

Brookdale Senior Living Inc. (the “Company”) hereby acknowledges receipt of your letter dated January 14, 2008 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address the additional comment contained therein, the Company respectfully requests an extension of time to respond. The Company currently anticipates submitting its response to the Comment Letter on or before February 11, 2008.

We appreciate your assistance with this matter.  Please do not hesitate to contact me at (615) 221-2250 if you have any questions or wish to discuss this matter further.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary